Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of New Providence Acquisition Corp. III on Amendment No. 1 to Form S-1 (File No. 333-253336) of our report dated February 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of New Providence Acquisition Corp. III as of February 4, 2021 and for the period from January 28, 2021 (inception) through February 4, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

March 25, 2021